Fact Sheet – Consolidated Financial data, Fourth Quarter, 2005-06

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	March 31,		Growth (%)	December 31, 2005	Growth % in Q4 FY 2006 over Q3 FY 2006
	2006	2005			
Income from software services, products and business process management	**2,624**	**1,987**	32.1	2,532	3.6
Software development and business process management expenses	1,422	1,041	36.6	1,327	7.2
GROSS PROFIT	**1,202**	**946**	**27.1**	**1,205**	**-0.2**
Selling and marketing expenses	152	117	29.9	158	-3.8
General and administration expenses	217	163	33.1	186	16.7
	369	**280**	**31.8**	**344**	**7.3**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION, MINORITY INTEREST AND EXCEPTIONAL ITEM	**833**	**666**	**25.1**	**861**	**-3.3**
Interest	-	-	-	-	-
Depreciation and amortization	144	100	44.0	117	23.1
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM	**689**	**566**	**21.7**	**744**	**-7.4**
Other income, net	72	32	125.0	(5)	-
Provision for investments	-	-	-	-	
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM	**761**	**598**	**27.3**	**739**	**3.0**
Provision for taxation	81	85	-4.7	83	-2.4
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM	**680**	**513**	**32.6**	**656**	**3.7**
Exceptional Item – net of taxes	-	45	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST	**680**	**558**	**21.9**	**656**	**3.7**
Minority interest	7	-	-	**7**	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST	**673**	**558**	**20.6**	**649**	**3.7**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Before exceptional item					
Basic	24.45	19.01	28.7	23.68	3.3
Diluted	23.84	18.44	29.3	23.02	3.6
After exceptional item					
Basic	24.45	20.68	18.3	23.68	3.3
Diluted	23.84	20.07	18.8	23.02	3.6

Infosys®

Profit and Loss Account summary for the year ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	March 31,		Growth (%)
	2006	2005	
INCOME			
Software services, products and business process management	**9,521**	**7,130**	33.5
Software development and business process management expenses	5,066	3,765	34.6
GROSS PROFIT	**4,455**	**3,365**	**32.4**
Selling and marketing expenses	600	461	30.2
General and administration expenses	764	569	34.3
	1,364	**1,030**	**32.4**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION, MINORITY INTEREST AND EXCEPTIONAL ITEM	**3,091**	**2,335**	**32.4**
Interest	-	-	-
Depreciation and amortization	437	287	52.3
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM	**2,654**	**2,048**	**29.6**
Other income, net	139	124	12.1
Provision for investments	1	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM	**2,792**	**2,172**	**28.5**
Provision for taxation	313	326	-4.0
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM	**2,479**	**1,846**	**34.3**
Exceptional Item - net of taxes	-	45	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST	**2,479**	**1,891**	**31.1**
Minority interest	21	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST	**2,458**	**1,891**	**30.0**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)			
Before exceptional item			
Basic	90.06	68.79	30.9
Diluted	87.55	67.00	30.7
After exceptional item			
Basic	90.06	70.48	27.8
Diluted	87.55	68.64	27.5

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			Year ended	
	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Mar 31, 2006	Mar 31, 2005
	%	%	%	%	%
North America	65.0	65.0	63.9	64.8	65.2
Europe	25.5	24.9	23.3	24.5	22.3
India	1.8	1.4	2.0	1.7	1.9
Rest of the world	7.7	8.7	10.8	9.0	10.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Quarter ended			Year ended	
	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Mar 31, 2006	Mar 31, 2005
	%	%	%	%	%
Development	20.1	21.1	20.7	20.2	23.2
Maintenance	30.8	29.5	30.9	30.2	29.9
Re-engineering	4.3	5.0	6.5	4.7	6.2
Package implementation	17.1	16.3	15.3	16.2	15.2
Consulting	3.2	3.1	4.1	3.5	3.6
Testing	5.6	5.5	6.1	5.9	5.8
Engineering services	1.9	1.9	1.8	1.8	2.0
Business process management	4.0	4.0	3.2	4.0	2.7
Other services	9.8	9.8	8.0	9.7	8.4
Total services	**96.8**	**96.2**	**96.6**	**96.2**	**97.0**
Products	3.2	3.8	3.4	3.8	3.0
Total revenues	**100.00**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *					
	Quarter ended			Year ended	
	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Mar 31, 2006	Mar 31, 2005
	%	%	%	%	%
Fixed Price	27.0	28.4	29.4	28.1	30.0
Time & Materials	73.0	71.6	70.6	71.9	70.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2005-06

Infosys®

REVENUE BY INDUSTRY

	Quarter ended			Year ended	
	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Mar 31, 2006	Mar 31, 2005
	%	%	%	%	%
Insurance, banking & financial	36.0	36.0	33.8	36.0	34.6
Insurance	*6.8*	*7.0*	*8.8*	*7.5*	*9.4*
Banking & financial services	*29.2*	*29.0*	*25.0*	*28.5*	*25.2*
Manufacturing	14.5	14.1	14.0	13.9	14.4
Retail	10.2	10.3	9.1	10.1	9.8
Telecom	16.3	15.8	19.4	16.5	18.5
Energy & Utilities	5.3	5.3	3.2	4.7	3.2
Transportation & logistics	3.6	4.5	8.1	5.1	7.6
Services	9.6	9.8	9.1	9.7	8.0
Others	4.5	4.2	3.3	4.0	3.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA

	Quarter ended		
	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005
Number of Clients			
Active	460	454	438
Added during the quarter	38	36	37
Accounting for > 5% of revenue	-	-	1
Number of million dollar clients			
1 Million dollar +*	221	206	166
5 Million dollar +*	81	78	71
10 Million dollar +*	54	51	42
20 Million dollar +*	26	25	19
30 Million dollar +*	19	18	11
40 Million dollar +*	14	14	8
50 Million dollar +*	9	7	5
70 Million dollar +*	4	2	1
90 Million dollar +*	1	1	-
Client contribution to revenue			
Top client	4.7%	4.5%	6.3%
Top 5 clients	18.6%	17.6%	21.2%
Top 10 clients	31.0%	29.9%	33.8%
Repeat business	92.1%	93.2%	92.9%
Account receivables – LTM (in days)	62	57	68

* LTM Revenues

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2005-06

EFFORT AND UTILIZATION			
	Quarter ended		
	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005
	%	%	%
Effort			
Onsite	26.1	26.0	26.2
Offshore	73.9	74.0	73.8
Revenue			
Onsite	49.3	48.6	48.1
Offshore	50.7	51.4	51.9
Utilization			
Including trainees	69.7	70.0	73.2
Excluding trainees	77.0	78.7	76.6

PERSON MONTHS DATA			
	Quarter ended		
	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005
Billed – Onsite	26,693	24,918	19,996
– Offshore	75,461	70,876	56,349
TOTAL	**1,02,154**	**95,794**	**76,345**
Non Billable	30,506	25,962	23,353
Trainee	13,812	15,175	4,565
Sales & Support	8,438	7,785	5,971
TOTAL	**1,54,910**	**1,44,716**	**1,10,234**

EMPLOYEE METRICS			
	Quarter ended		
	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005
Total Employees	52,715	49,422	36,750
S/W professionals	49,495	46,484	34,417
Billable	*42,604*	*39,494*	*32,274*
Banking Product Group	*1,863*	*1,677*	*1,240*
Trainees	*5,028*	*5,313*	*903*
Sales & Support	3,220	2,938	2,333
Gross Addition	5,170	5,135	2,506
Net Addition	3,293	3,226	1,521
Lateral Employees	1,620	927	969
Attrition % (LTM)*	11.2%	10.8%	9.7%

* Excluding subsidiaries

INFRASTRUCTURE (as on March 31, 2006) **					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats	
Bangalore	29,28,025	16,865	3,85,300	2,800	1.13
Pune	11,08,647	7,531	11,46,679	3,550	-
Chennai	8,17,206	5,376	1,41,200	1,150	-
Hyderabad	9,30,000	4,080	7,29,000	5,000	-
Bhubaneshwar	3,84,000	2,000	3,32,000	1,750	-
Mangalore	1,98,000	1,400	-	-	-
Mysore (including ILI)*	25,23,550	2,934	18,67,870	2,500	18.36
Mohali	21,000	200	7,41,554	3,450	-
Thiruvananthapuram	88,000	880	-	-	-
Mauritius	28,000	400	-	-	-
Total	**90,26,428**	**41,666**	**53,43,603**	**20,200**	**19.49**

* Infosys Leadership Institute

** Excluding subsidiaries

CONSOLIDATED IT SERVICES			
	Quarter ended		
	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005
Effort – Services (Person Months)			
Onsite	26,551	24,815	19,963
Offshore	56,613	53,594	45,227
Total	**83,164**	**78,409**	**65,190**
Revenue – Services ($ million)			
Onsite	290.96	270.27	219.05
Offshore	259.85	245.21	206.73
Total	**550.81**	**515.48**	**425.78**

Reconciliation of accounts as per Indian GAAP and US GAAP

There are no significant reconciliation items in profits as per Indian GAAP and US GAAP.